[redacted]

11020298

SECUI ... SION

Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bornhoft Group Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2500

(No. and Street)

Denver	**CO**	**80203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner **303-648-4849**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	**Denver**	**CO**	**80202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Karen Steighner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bornhoft Group Securities Corporation**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

CARISSA L PAVLICA
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Jan. 6, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Board of Directors of
Bornhoft Group Securities Corporation
Denver, Colorado

We have audited the accompanying statement of financial condition of Bornhoft Group Securities Corporation (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bornhoft Group Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 25, 2011

Bornhoft Group Securities Corporation

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash	$	582,712
Wholesaling fees receivable		96,712
Prepaid expenses		24,080
Furniture, fixtures and equipment (net of accumulated depreciation of $3,841)		18,664
Total assets	$	722,168
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	154,650
Due to related party		1,188
Accrued liabilities		368,604
Total liabilities		524,442
COMMITMENTS CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, no par value; 1,000,000 shares authorized, issued and outstanding		-
Additional paid-in capital		575,622
Accumulated deficit		(377,896)
Total shareholder's equity		197,726
	$	722,168

See Notes to Statement of Financial Condition.

Bornhoft Group Securities Corporation

Notes to Statement of Financial Condition

Note 1. Organization

Bornhoft Group Securities Corporation (the "Company") is a Colorado corporation formed on February 11, 1988. The Company conducts business as an approved registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing trusts and limited partnership interests in public and private commodity pool and investment partnerships for which an entity affiliated with the Company, through common ownership, serves as the Managing Owner or General Partner. In addition, the Company deals in mutual funds and insurance related products.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting standards generally accepted in the United States (GAAP).

Cash and cash equivalents: The Company considers all cash investments with a maturity date at purchase of three months or less to be cash equivalents.

Wholesaling fees: All wholesaling activities are performed for the Frontier Fund which is managed by a related party.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing agreement: The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC). The Company does not carry or clear customer accounts and does not handle any customer transactions.

Estimates: The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture, fixtures and equipment: Furniture, fixtures and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the declining balance method, based on estimated useful lives of five to seven years.

Income taxes: The Company, with the consent of its shareholder, has elected to be taxed under a section of the federal and state income tax laws, which provide that, in lieu of the corporation income taxes, the shareholder separately accounts for his pro rata share of the Company's items of income, deduction, losses and credits.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax provisions have met the recognition threshold and have measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no uncertain tax positions that are required to be reported as a liability. The Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2007.

Concentrations: The Company has cash in banks in excess of the Federal Deposit Insurance Corporation (FDIC) insurance coverage of $250,000. At December 31, 2010, the Company had $332,712 in excess of this requirement which is subject to loss should the bank cease operations.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $58,270, which was $23,290 in excess of its required net capital of $34,980.

Note 4. Related Party Transactions

The shareholder of the Company also holds an interest in Equinox Fund Management, LLC which manages the Frontier Fund. As of December 31, 2010, the Company has a receivable due from Equinox in the amount of $43,678 and a due to related party due to TBG, and Equinox Fund Management, LLC in the amount of $1,188.

Note 5. Commitments and Contingencies

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

Note 6. Subsequent Events

Subsequent to year end the main shareholder sold its interest in the Company to Equinox Fund Management, LLC. The entity will continue operations in the same manner as previously conducted.

Bornhoft Group Securities Corporation

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.